Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Wells Fargo & Company:

We consent to the use in the Registration Statement on Form S-8, dated October 21, 2021, of Wells Fargo & Company, related to the Wells Fargo & Company Stock Purchase Plan, of our reports, dated February 23, 2021, with respect to the consolidated balance sheets of Wells Fargo & Company and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference.

/s/ KPMG LLP

Charlotte, North Carolina
October 21, 2021